Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Pureto Plata, Dominican Republic

Securities Exchange Commission

Re:                Recursos Montana S.A. (the “Company”)
-	SEC Comment Letter dated November 29, 2012

In response to the SEC Comment Letter dated November 29, 2012, the Company has filed Amendment Form 8-K.  Our responses to your comment is set out in detail below.

1.
We note your disclosure related to the reports of your former auditors, Madsen & Associates CPAs, Inc. make reference to “the financial statements as of and for the period from inception on September 23, 2010 through July 31, 2011.”  However, we note that the opinion provided by your former auditor included in your Form S-1A filed on November 1, 2012 covers the financial statements as of July 31, 2012 and 2011 and the period from inception on September 23, 2010 through July 31, 2011 and the fiscal year ended July 31, 2012.  Please revise your disclosure to refer to the reports issued by your former auditor for the two most recent fiscal years to comply with Item 304 (a)(1)(ii) of Regulation S-K.

The error in the original filed Form 8-K has been amended to in order to reflect the correct accounting periods.

Yours very truly
Recursos Montana S.A.

“LUIS A. G. RODRIGUEZ
Luis A. G. Rodriguez
Chief Executive Officer, President
and Director